

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

<u>Via E-mail</u>
Mark W. Sopp
Chief Financial Officer
SAIC, Inc. and Science Applications International Corp.
1710 SAIC Drive
McLean, VA 22102

> **Re: SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 27, 2012**
> **File No. 001-33072**
>
> **Science Applications International Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 27, 2012**
> **File No. 000-12771**

Dear Mr. Sopp:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Kathleen Collins

                              Kathleen Collins
                              Accounting Branch Chief